WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
e-mail:  wmslaw@tampabay.rr.com

March 19, 2012

Ryan Houseal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	ChatChing, Inc.
Registration Statement on Form S-1
Amendment No. 5.
File No. 333-176962

Dear Mr. Houseal:

We have filed on EDGAR the above Amendment No. 5.

We understood that the staff had no further comments on Amendment No. 4, although the accounting staff advised us today that the auditor’s signature was omitted from page F-10 in Amendment No. 4 and that the only thing that needed to be done was to have that added and file a new amendment.

That new amendment, adding the signature, changing all the dates to today and filing a new updated auditor consent are the only changes.

The Company’s request for acceleration to this Wednesday remains active, unless the staff advises they wish that request withdrawn and resubmitted for a later date.  Please advise.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.